Kao Corporation

Tel : +81-3-3660-7046
Fax : +81-3-3660-7942

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
February 25, 2004

04010173

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b)

Annex A lists all documents published, filed or distributed by Kao since August 1, 2003 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice president, Legal Global at 011-813-3660-7404 (telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

By /s/ Tadaaki Sugiyama
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

dlw 3/2

Enclosures: Annex A
Annex B

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE August 1, 2003

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated August 27, 2003 (Attached hereto as Exhibit A-1)

(2) Press release dated September 22, 2003 (Attached hereto as Exhibit A-2)

(3) Press release dated October 22, 2003 (Attached hereto as Exhibit A-3)

(4) Press release dated October 23, 2003 (Attached hereto as Exhibit A-4)

(5) Press release dated December 22, 2003 (Attached hereto as Exhibit A-5)

(6) Press release dated January 22, 2004 (Attached hereto as Exhibit A-6)

(7) Press release dated January 26, 2004 (Attached hereto as Exhibit A-7)

(8) Press release dated January 31, 2004 (Attached hereto as Exhibit A-8)

(9) Press release dated February 16, 2004 (Attached hereto as Exhibit A-9)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Semi-Annual Securities Report dated November 17, 2003 for the six-month period ended September 30, 2003 (A brief description in English is set forth in Annex B)

(2) Substantial Shareholding Report dated December 17, 2003 as of January 6, 2003 (A brief description in English is set forth in Annex B)

(3) Notice of Change in the Substantial Shareholding Report dated December 17, 2003 which consists of the following four notices of change:

i February 25, 2003

ii April 23, 2003

iii. May 29, 2003

iv. August 19, 2003

(A brief description in English is set forth in Annex B)

(4) Interim Business Report for the six months ended September 30, 2003 (English summary attached as Exhibit B)

(5) Reports on Acquisition of Treasury Shares dated:

i August 6, 2003

ii September 11, 2003

iii. October 10, 2003

iv. November 14, 2003

v. December 12, 2003

vi. January 14, 2004

vii. February 10, 2004

(Brief descriptions in English are set forth in Annex B)

04 MAR -2 AM 7: 2ANNEX B

BRIEF DESCRIPTIONS OF
JAPANESE LANGUAGE DOCUMENTS
LISTED IN ANNEX A

(1) Semi-Annual Securities Report dated November 17, 2003 for the six-month period ended September 30, 2003

A semi-annual securities report is required to be filed under the Securities and Exchange Law of Japan within three months after the end of the first half of each fiscal year and sets forth, among other things, the results of operations during such six-month period. The discussion of the results of operations during that period included the following consolidated financial information for Kao:

Income statement line item*	**Six months ended 9/30/2003 (in billions)**	**Change compared to the six months ended 9/30/2002**
Net sales	¥446.9	2.8%
Operating income	¥60.5	△1.6%
Net income	¥31.9	△4.0%

*Note: All figures are based on generally accepted accounting principles in Japan.

The semi-annual securities report is available for public inspection at the Kanto Local Finance Bureau and the main office of Kao for three years.

(2) Substantial Shareholding Report dated December 17, 2003

A Substantial Shareholding Report is required to be filed under Article 27-23 of the Securities and Exchange Law of Japan after the shareholder(s) hold more than 5 % of company issued shares. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and the main office of Kao for five years.

The report includes the following information:
As of January 6, 2003, Kao and co-owner, Kao Hanbai Company Ltd. held 30,496,989 shares, which is equivalent to 5.09 % of Kao's issued shares of common stock.

(3) Notice of Change in the Substantial Shareholding Report dated December 17, 2003

Notice of Change in the Substantial Shareholding Report is required to be filed under Article 27-25 of the Securities and Exchange Law of Japan, if there is a change of possession of 1 % or more of the issued company shares, or if there is a major change to the contents of the previous report.

The report includes the following information:

i February 25, 2003 – As of February 25, 2003, Kao and co-owner, Kao Hanbai Company Ltd. held 36,633,148 shares, or 6.11 % of Kao's issued shares of common stock.

ii April 23, 2003 – As of April 23, 2003, Kao and co-owner, Kao Hanbai Company Ltd. held 42,739,994 shares, or 7.13 % of Kao's issued shares of common stock.

iii. May 29, 2003 – On May 23 and 29, 2003, Kao acquired in total all of the Kao shares owned by Kao Hanbai Company Ltd.. Therefore, as of May 29, 2003, Kao held 45,948,531 shares, or 7.67 % of its issued shares of common stock.

iv. August 19, 2003 – As of August 19, 2003, Kao held 51,983,282 shares, or 8.67 % of its issued shares of common stock.

(4) Interim Business Report for the six months ended September 30, 2003 (English summary attached as Exhibit B-1)

(5) Reports on Acquisition of Treasury Shares

A report on acquisition of treasury shares is required to be filed under the Securities and Exchange Law of Japan every month after the resolution of shareholders or at the time of acquisition of treasury shares for the purpose of canceling them. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and the main office of Kao for one year.

The reports filed since August 1, 2003 include the following information:

i August 6, 2003 – On June 27, 2003, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.3% of its issued shares of common stock, for up to ¥50,000,000,000. In July 2003, Kao repurchased pursuant to that resolution a total of 3,214,000 shares for ¥7,373,285,000. As of July 31, 2003, Kao had repurchased pursuant to that resolution 3,214,000shares, or 16.1% of the maximum authorized number of shares to be purchased, for ¥7,373,285,000, or 14.7% of the maximum authorized repurchase

price. As of that date, Kao had issued 599,443,701 shares of common stock, and held 47,712,876 of them.

ii. September 11, 2003 – On June 27, 2003, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.3% of its issued shares of common stock, for up to ¥50,000,000,000. In August 2003, Kao repurchased pursuant to that resolution a total of 3,816,000 shares for ¥8,430,965,000. As of August 31, 2003, Kao had repurchased pursuant to that resolution 7,030,000shares, or 35.2% of the maximum authorized number of shares to be purchased, for ¥15,804,250,000, or 31.6% of the maximum authorized repurchase price. As of that date, Kao had issued 599,443,701 shares of common stock, and held 51,487,158 of them.

iii. October 10, 2003 – On June 27, 2003, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.3% of its issued shares of common stock, for up to ¥50,000,000,000. In September 2003, Kao repurchased pursuant to that resolution a total of 2,970,000 shares for ¥6,924,890,000. As of September 30, 2003, Kao had repurchased pursuant to that resolution 10,000,000shares, or 50.0% of the maximum authorized number of shares to be purchased, for ¥22,729,140,000, or 45.5% of the maximum authorized repurchase price. As of that date, Kao had issued 599,443,701 shares of common stock, and held 54,449,082 of them.

iv. November 14, 2003 – On June 27, 2003, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.3% of its issued shares of common stock, for up to ¥50,000,000,000. As of October 31, 2003, Kao had issued 599,443,701 shares of common stock, and held 54,368,036 of them.

v. December 12, 2003 – On June 27, 2003, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.3% of its issued shares of common stock, for up to ¥50,000,000,000. As of November 30, 2003, Kao had issued 599,443,701 shares of common stock, and held 54,363,614 of them.

vi. January 14, 2004 – On June 27, 2003, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.3% of its issued shares of common stock, for up to ¥50,000,000,000. As of December 31, 2003, Kao had issued 599,443,701 shares of common stock, and held 54,342,469 of them.

vii. February 10, 2004 – On June 27, 2003, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or

3.3% of its issued shares of common stock, for up to ¥50,000,000,000. As of January 31, 2003, Kao had issued 599,443,701 shares of common stock, and held 54,334,833 of them.

Exhibit A-1

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market

August 27, 2003

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market pursuant to the provisions of Article 210 of the Commercial Code.

1) Period during which purchases were made:	From July 23, 2003 to August 27, 2003
2) Number of purchased shares:	4,700,000 shares
3) Total cost of purchases:	10,391,240,000 yen
4) Method of purchases:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding the resolution made at the meeting of the Board of Directors held on June 27, 2003:

-Type of shares to be purchased:	Common shares
-Total number of shares to be purchased:	Up to 10,000,000 shares
-Total cost of purchases:	Up to 25,000,000,000 yen
-Period during which purchases will be made:	From July 1, 2003 to September 22, 2003

Total number of purchased shares and total cost of purchases pursuant to the above-noted resolution as of August 27, 2003:

7,200,000 shares
16,180,100,000 yen

2) Information regarding resolution made at the 97th Annual General Meeting of Shareholders held on June 27, 2003:

-Type of shares to be purchased:	Common shares
-Total number of shares to be purchased:	Up to 20,000,000 shares
-Total cost of purchases:	Up to 50,000,000,000 yen

Total number of purchased shares and total cost of purchases after June 27, 2003,the date of the 97th Annual General Meeting of Shareholders:

7,200,000 shares
16,180,100,000 yen

Media inquiries should be directed to:
Investor Relations
Kao Corporation
Phone: 03-3660-7101
Fax: 03-3660-8978
E-mail: ir@kao.co.jp
(From abroad)
Phone: +81-3-3660-7101
Fax: +81-3-3660-8978

Exhibit A-2

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market

September 22, 2003

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market pursuant to the provisions of Article 210 of the Commercial Code.

1) Period during which purchases were made:	From August 29, 2003 to September 22, 2003
2) Number of purchased shares:	2,800,000 shares
3) Total cost of purchases:	6,549,040,000 yen
4) Method of purchases:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding the resolution made at the meeting of the Board of Directors held on June 27, 2003:

-Type of shares to be purchased:	Common shares
-Total number of shares to be purchased:	Up to 10,000,000 shares
-Total cost of purchases:	Up to 25,000,000,000 yen
-Period during which purchases will be made:	From July 1, 2003 to September 22, 2003

Total number of purchased shares and total cost of purchases pursuant to the above-noted resolution as of September 22, 2003:

10,000,000 shares
22,729,140,000 yen

2) Information regarding resolution made at the 97th Annual General Meeting of Shareholders held on June 27, 2003:

-Type of shares to be purchased:	Common shares
-Total number of shares to be purchased:	Up to 20,000,000 shares
-Total cost of purchases:	Up to 50,000,000,000 yen

Total number of purchased shares and total cost of purchases after June 27, 2003,the date of the 97th Annual General Meeting of Shareholders:

10,000,000 shares
22,729,140,000 yen

Media inquiries should be directed to:
Investor Relations
Kao Corporation
Phone: 03-3660-7101
Fax: 03-3660-8978
E-mail: ir@kao.co.jp
(From abroad)
Phone: +81-3-3660-7101
Fax: +81-3-3660-8978

Exhibit A-3

Kao Corporation

News Release

October 22, 2003

Kao Corporation Reports Business Results

Tokyo, October 22, 2003 — Kao Corporation today announced its consolidated and non-consolidated business results for the six months ended September 30, 2003. The following summary of the business results that Kao submitted to the Tokyo Stock Exchange is unaudited and for reference only.
Ticker code: 4452

Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ended September 30				Fiscal 2002, ended March 31, 2003
	2003	2002	Change	**2003**	
	Yen		%	U.S. dollars	Yen
Net sales	**¥446,989**	¥434,926	2.8	**$4,017.9**	¥865,247
Operating income	**60,579**	61,578	(1.6)	**544.5**	114,914
Ordinary income	**61,993**	62,654	(1.1)	**557.2**	117,487
Net income	**31,944**	33,290	(4.0)	**287.1**	62,462
Total assets	**708,574**	748,463	(5.3)	**6,369.2**	720,849
Total shareholders' equity	**408,783**	442,567	(7.6)	**3,674.5**	417,030
Shareholders' equity/total assets	**57.7%**	59.1%	-	-	57.9%
Per share (yen/US$):					
Net income	**57.87**	56.99	1.5	**0.52**	108.05
Net income, diluted	**55.42**	54.71	1.3	**0.50**	103.69
Shareholders' equity	**752.02**	766.36	(1.9)	**6.76**	744.56
Weighted average number of shares outstanding (in thousands)	**551,994**	584,169	-	-	576,770
Net cash provided by operating activities	**52,011**	66,757	-	**467.5**	134,179
Net cash used in investing activities	**(13,527)**	(74,821)	-	**(121.6)**	(77,568)
Net cash used in financing activities	**(41,910)**	(46,717)	-	**(376.7)**	(104,186)
Cash and cash equivalents	**75,491**	69,328	-	**678.6**	75,684

Notes:
1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods.*
2. *U.S. dollar amounts represent translations using the approximate exchange rate on September 30, 2003, of yen 111.25=US$1, and are included solely for the convenience of readers.*
3. *Yen amounts are rounded down to the nearest million.*

Forecast of Consolidated Results for the Fiscal Year Ending March 31, 2004

(Millions of yen, millions of U.S. dollars, except per share data)

	Year ending March 31, 2004	
	Yen	U.S. dollars
Net sales	¥900,000	$8,089.9
Operating income	119,000	1,069.7
Ordinary income	120,000	1,078.7
Net income	64,000	575.3
Net income per share (yen/US$)	116.62	1.05

Kao Corporation

News Release

04 MAR -2 AM 7:21

October 22, 2003

Consolidated Segment Information by Industry (Unaudited)

Billions of Yen

Six months ended September 30	SALES		% change		OPERATING INCOME		
	2003	2002		Like-for-like	**2003**	2002	Incr./(Dcr.)
Consumer Products	**332.2**	324.8	2.3	2.9	**46.9**	48.1	(1.2)
Prestige Cosmetics	**38.3**	38.1	0.6	0.8	**4.0**	2.6	1.4
Chemical Products	**89.9**	86.0	4.5	4.1	**9.4**	10.3	(0.9)
Corporate/Eliminations	**(13.5)**	(14.0)	-	-	**0.1**	0.4	(0.3)

Millions of U.S. Dollars

Six months ended September 30	SALES		% change		OPERATING INCOME		
	2003	2002		Like-for-like	**2003**	2002	Incr./(Dcr.)
Consumer Products	**2,986.6**	2,920.0	2.3	2.9	**422.1**	433.0	(10.9)
Prestige Cosmetics	**344.7**	342.5	0.6	0.8	**36.6**	23.7	12.9
Chemical Products	**808.4**	773.4	4.5	4.1	**84.8**	92.9	(8.1)
Corporate/Eliminations	**(121.8)**	(126.5)	-	-	**1.0**	3.9	(2.9)

Consolidated Geographic Segment Information (Unaudited)

Billions of Yen

Six months ended September 30	SALES		% change		OPERATING INCOME		
	2003	2002		Like-for-like	**2003**	2002	Incr./(Dcr.)
Japan	**331.7**	329.5	0.7	0.7	**54.3**	53.0	1.3
Asia/Oceania	**52.0**	51.1	1.9	8.0	**2.2**	3.7	(1.5)
North America	**40.3**	39.0	3.1	12.2	**3.1**	3.1	(0.0)
Europe	**41.4**	32.3	28.4	13.5	**1.0**	1.3	(0.3)
Corporate/Eliminations	**(18.6)**	(17.1)	-	-	**(0.1)**	0.2	(0.4)

Millions of U.S. Dollars

Six months ended September 30	SALES		% change		OPERATING INCOME		
	2003	2002		Like-for-like	**2003**	2002	Incr./(Dcr.)
Japan	**2,981.8**	2,962.4	0.7	0.7	**488.7**	476.5	12.0
Asia/Oceania	**468.2**	459.6	1.9	8.0	**20.3**	34.1	(13.8)
North America	**362.3**	351.4	3.1	12.2	**27.9**	28.2	(0.3)
Europe	**372.9**	290.3	28.4	13.5	**9.0**	12.3	(3.3)
Corporate/Eliminations	**(167.3)**	(154.3)	-	-	**(1.4)**	2.4	(3.8)

Notes:

1. *U.S. dollar amounts represent translations using the approximate exchange rate on September 30, 2003, of yen 111.25=US$1, and are included solely for the convenience of readers.*
2. *Like-for-like growth rates exclude the currency translation effect related to translation of local currencies into Japanese yen.*

Kao Corporation

News Release October 22, 2003

Non-consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ended September 30				Fiscal 2002, ended
	2003	2002	Change	**2003**	March 31, 2003
	Yen		%	U.S. dollars	Yen
Net sales	**¥328,016**	¥333,915	(1.8)	**$2,948.5**	¥661,747
Operating income	**50,303**	50,561	(0.5)	**452.2**	94,454
Ordinary income	**54,025**	52,424	3.1	**485.6**	98,300
Net income	**31,351**	29,069	7.8	**281.8**	49,434
Total assets	**602,433**	656,688	(8.3)	**5,415.1**	623,731
Total shareholders' equity	**397,336**	446,884	(11.1)	**3,571.6**	411,791
Shareholders' equity/total assets	**66.0%**	68.1%	-	-	66.0%
Per share (yen/US$):					
Net income	**56.78**	49.73	(14.2)	**0.51**	85.42
Cash dividends	**16.00**	15.00	6.7	**0.14**	30.00
Shareholders' equity	**731.01**	773.27	(5.5)	**6.57**	734.64
Weighted average number of shares outstanding (in thousands)	**552,137**	584,588	-	-	577,209

Notes:

1. *Excluding the effect of changes in the accounting system between Kao and Kao Hanbai starting from April 2003, net sales would have increased by 0.8 %.*
2. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods.*
3. *U.S. dollar amounts represent translations using the approximate exchange rate on September 30, 2003, of yen 111.25=US$1, and are included solely for the convenience of readers.*
4. *Yen amounts are rounded down to the nearest million.*

Forecast of Non-consolidated Results for the Fiscal Year Ending March 31, 2004

(Millions of yen, millions of U.S. dollars, except per share data)

	Year ending March 31, 2004	
	Yen	U.S. dollars
Net sales	¥660,000	$5,932.6
Operating income	99,000	889.9
Ordinary income	104,000	934.8
Net income	60,000	539.3
Net income per share (yen/US$)	109.32	0.98
Cash dividends per share (yen/US$)	32.00	0.29

Note:

1. *Due to changes in the accounting system between Kao and Kao Hanbai starting from April 2003, the forecast for non-consolidated net sales has been decreased by 2.5 %.*

Forward-Looking Statements

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

Kao Corporation

News Release October 22, 2003

Management Policies

1. Basic Management Policies

The mission of Kao Corporation is to contribute to the wholehearted satisfaction and enrichment of the lives of customers throughout the world by providing products of excellent value and outstanding performance. Our aim is to win the highest levels of trust and support from customers with consumer products for cleanliness, beauty and health to help people enrich their lives, and by contributing to industrial development in the chemical products field. Kao also aims to pursue sustained profitable growth and to consistently augment corporate value, which the Company views as being closely linked to securing profits for shareholders.

2. Basic Policies Regarding Distribution of Profits

In its dividends to shareholders, Kao seeks to pay per-share dividends of approximately 30% of consolidated net income. The Company's basic policy is to increase per-share profit each year to achieve continuous increase in per-share dividends. Taking into account the achievement of projected profit for the fiscal year ending March 31, 2004, the Company plans to increase dividends for the fiscal year by 2 yen to 32 yen per share.

In its use of free cash flow, the Company strives to increase future corporate value, primarily through investment for further expansion of existing core business and development of new businesses, and through acquisitions. The Company also uses free cash flow to undertake share repurchases in a flexible manner to increase returns to shareholders, keeping investment efficiency from a long-term perspective uppermost in mind.

During the interim period ended September 30, 2003, the Company repurchased the 6 million shares remaining within the limit approved at the General Meeting of Shareholders held on June 27, 2002, at a cost of 13.9 billion yen, and 10 million shares toward the limit approved at the General Meeting of Shareholders held on June 27, 2003 (20 million shares, 50 billion yen), at a cost of 22.7 billion yen.

3. Policy Concerning Number of Shares Constituting One Unit of Stock

Kao is aware of the need for a large number of investors to participate in the trading of its shares and for the sufficient liquidity of its shares, for them to be traded at appropriate price levels. In terms of liquidity, Kao shares rank highly among shares traded on the First Section of the Tokyo Stock Exchange. The Company will observe market trends and demands, and carefully consider whether or not reducing the number of shares in each lot would be in the best interests of shareholders and cost effective.

4. Management Measure Used as a Target

EVA (Economic Value Added),* which is used to measure true profit by including the cost of invested capital as a factor, is Kao's principal management measure. The Company links continuing growth of EVA to expansion of corporate value, which means long-term profits not only for shareholders, but for all Kao stakeholders as well.

Kao views EVA growth as a primary focus of management activity. This measurement is also utilized in determining the direction of long-term management strategies, for evaluation of acquisitions and capital investments, for assessment of specific businesses, and in developing performance targets for each fiscal year. To build motivation, levels of achievement of targeted year-on-year improvement in EVA are a factor in determining bonuses for directors and employees.

**EVA is a registered trademark of Stern Stewart & Co.*

5. Medium- and Long-Term Management Strategies

By positioning consumer products, prestige cosmetics and chemical products as its core business areas, Kao pursues profitable growth by emphasizing research and development and by making high-quality, innovative products that meet the true needs of consumers and customers.

Faced with slow growth in the Japanese market, the Company intends to strengthen its powerful brands to improve its performance in existing businesses, and it will continue to invest management resources into the development of new products designed to create new markets. By expanding its core business platforms, Kao will strive for further development in new business fields such as health care.

Overseas, Kao assigns the highest priority to business expansion in the Asian region, a growth market, while at the same time pursuing business expansion in North America and Europe. To do this, the Company will consider further acquisitions and strategic business alliances to achieve synergies between new partners' and its own strengths in the area of research and product development.

In addition to the above strategies, Kao will continue management reform efforts and rebuilding its business models in response to changes in the operating environment. The Company will also continue to aggressively reduce operating costs, take steps to raise work efficiency, and strive to achieve sustained EVA growth.

6. Issues for Management

The operating environment is becoming increasingly difficult, and dramatic changes are expected. It is particularly in times such as these that the Company is required to energetically carry out reforms. In addition, Kao must reemphasize its traditional commitment to customer satisfaction and making superior products, the starting points for any manufacturer. With this in mind, the Company must strategically focus on investing management resources into building powerful brands.

We will aim for continuous profitable growth by taking the following operating initiatives in an aggressive and timely manner:

(1) maintaining and increasing market share of core brands;
(2) development of products that create new market segments;
(3) development and fostering the growth of new businesses; and
(4) expansion and strengthening of overseas business

Kao is also fully aware of the need for the internal control and enforcement of compliance.

7. Basic Position on Corporate Governance and its Implementation

Kao's basic corporate governance policy is to develop a suitable managerial organization and system, and to take the necessary measures to realize the Company's basic management policies in order to achieve continuous increases in corporate value through profitable growth. The Company considers corporate governance to be one of its most important managerial tasks.

In its previous framework of directors and corporate auditors, the Company introduced the executive officer system in 2001. In its current management system, the Company has 13 directors (including 2 outside directors), 20 executive officers (including 11 who serve concurrently as directors), and 4 corporate auditors (including 2 outside corporate auditors). At the General Meeting of Shareholders held in June 2003, the Company established a system to promote the separation of supervision and execution by attaching the title of executive officer rather than director to the titles of the president, senior executive vice presidents, and executive vice presidents, and by making the chairman the "Chairman of the Board of Directors" rather than an executive officer.

The Company will give ongoing consideration as to whether it should become a "Company with three committees" as defined by the amended Commercial Code, as it believes it is a management issue of great importance. However, the Company has established a "Compensation Advisory Committee" and a "Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President," which perform functions similar to those of the committees in a "Company with three committees." In the "Compensation Advisory Committee," the Company's representative directors obtain the opinions of outside directors with respect to the compensation system for the directors and executive officers and its level. The current compensation system and its level have already been examined by outside directors and were evaluated as appropriate. The "Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President" consists exclusively of all outside directors and all outside corporate auditors. This committee will examine the nominees prior to the election or re-election of the chairman of the board and or the president and will submit its evaluation of the nominees' qualifications to the board of directors.

Issues regarding the Company's compensation system for directors have included introducing a stock option plan, clarifying the performance-linked bonus system based on EVA, and abolishing the provision for retirement allowances for directors and corporate auditors.

In addition, the Company has established a "Compliance Committee" for the promotion of ethical corporate conduct and compliance with laws and regulations, and has routinely implemented activities for securing compliance with laws and regulations, fairness, and ethics. The Company has also recently revised the former "Corporate Ethics of Kao Corporation" to "Kao Business Conduct Guidelines" to further promote business conduct based on compliance with the laws and regulations, and ethics, as of April 2003.

The Company's corporate governance structure is shown in the following diagram.


Shareholders Meeting
Independent Auditors
Board of Corporate Auditors
Internal Corporate Auditors
Outside Corporate Auditors
Audit
Board of Directors
Chairman of the Board
Internal Directors
Outside Directors
Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President (Outside Directors / Outside Corporate Auditors)
Compensation Advisory Committee (Representative Directors / Outside Directors)
Outside Lawyers
Supervision
Corporate Audit Services
Compliance Committee
Consultation on Compliance
Internal Coordinator
External Coordinator
Management Committee
"Keiei-Kaigi"
Executive Officers
President
Senior Executive Vice President
Executive Vice President
Accounting & Finance/Risk Management/Legal & Compliance
Other Business Divisions
Affiliates
Board of Corporate Auditors
Certified Public Accountants
(Conference by Corporate Auditors of Domestic Group Companies)

One of Kao's two outside directors, Mr. Akishige Okada, is Chairman of the Board of Sumitomo Mitsui Financial Group, Inc. Transactions such as regular banking transactions, loans and guarantees take place between the Company, its affiliates and Sumitomo Mitsui Financial Group affiliates. Our other outside director, Ms. Sakie Tachibana Fukushima, is Representative Director of Japan Korn/Ferry International. Japan Korn/Ferry International and its affiliates provide recruiting services to the Company. All of the aforementioned are typical transactions among such companies, and the outside directors have no direct personal interest in the Company.

There are no transactions between outside corporate auditors and the Company. Moreover the independent auditors that audit the Company's accounts and their employees involved in the auditing process have no direct personal interest in the Company. The independent auditors voluntarily ensure that any of its employees who become involved in our company's audit,

will not be involved in the audit for more than a certain period of time. The Company and the independent auditors enter into a contract for the audit and the Company pays a fee to them based on the contract.

In addition to the aforementioned "Compliance Committee," the Company has also established the "Corporate Audit Services Department," which is responsible for the Company's internal audit on the appropriateness of daily business operations, and validity and efficiency of the management, including the Company's affiliates in Japan and abroad. Besides this, a number of important companies have assigned audits of their accounting to outside accounting firms. Furthermore, corporate auditors of the Company and its related domestic companies have periodic meetings to exchange information concerning audit practices and procedures. The Company also seeks counsel and advice as necessary from outside experts such as lawyers with regard to management and business operations for managerial decision-making.

Kao Corporation

News Release October 22, 2003

Consolidated Business Results and Financial Condition

1. Interim Period Business Results

(1) Summary of Interim Period Business Results

In the interim period ended September 30, 2003, the slowdown of the U.S. economy, among other factors, caused general sluggishness in the global economy. In Japan, although stock prices rebounded and corporate capital investment showed a trend toward a gradual recovery, exports were flat and the employment and income situation created a difficult environment for consumer spending. Consequently, the Japanese economy did not fully recover.

Net sales increased 12.0 billion yen to 446.9 billion yen, a 2.8 % increase over the same period in the previous fiscal year. Excluding the currency translation effect of negative 1.5 billion yen due to the stronger yen, actual overseas sales grew by 3.1%. Sales in Japan rose by 0.7%. In the consumer products business, the Company worked to expand sales through the launch of new high-value-added products and aggressive marketing measures. However, factors including a decline in sales prices and the effects of a long rainy season and cool summer limited consumer product sales. In the chemical products business, exports were favorable, as were sales of newly developed products. However, the effects of the sluggish economy resulted in overall restrained growth in sales of chemical products. Overseas sales increased 9.3%, supported by the benefit from acquisitions. Consumer products and chemical products businesses acquired last year in the U.S. and Europe performed well, but sales of existing consumer products in the U.S. and Europe affected by the economic slowdown, and sales of consumer products in Asia, were sluggish amid increasing market competition.

Operating income was 60.5 billion yen, a 1.6% decrease from the same period of the previous fiscal year, but higher than the original projection of 58.0 billion yen. In Japan, the Company carried out aggressive marketing activities for new products and rigorously cut costs and controlled expenses more efficiently, which led to a large improvement in the prestige cosmetics business. As a result, operating income in Japan increased by 1.3 billion yen to 54.3 billion yen. In overseas business, higher raw material costs in the chemical products business in Asia and decreased profit from the consumer products business in Asia resulted in a 1.9 billion yen decrease in operating income to 6.3 billion yen.

Ordinary income was 61.9 billion yen, a decrease of 0.6 billion yen from the same period in the previous fiscal year, and net income decreased 1.3 billion yen to 31.9 billion yen. In non-operating income and expenses, equity in earnings of affiliates decreased compared with the same period in the previous fiscal year, but the currency translation effect resulted in a profit, in contrast to a loss in the previous interim period., The Company booked a loss from revaluation of land in extraordinary gain and loss; however, net income exceeded the initial forecast.

Net income per share increased to 57.87 yen, despite the decrease in net income, due to the Company's repurchase of 16 million of its shares from the market.

Because the Company achieved its expected profit, it will pay an interim cash dividend of 16 yen per share, an increase of 1 yen, as planned. The cash dividend for the interim period of the previous fiscal year was 15 yen per share.

(2) Summary of Results by Business Segment

Consumer Products Business

Net sales of consumer products were 332.2 billion yen, an increase of 2.3% over the previous interim period. Excluding the effect of currency translation, sales growth in real terms was 2.9%. Sales in Japan increased 0.3% over the previous interim period. Overseas sales also increased despite the effects of currency translation. Operating income in the consumer products business increased only in North America, resulting in a total decrease of 1.2 billion yen to 46.9 billion yen.

1) Japan

Retail sales in the market as a whole remained lower than in the previous interim period, due to lower selling prices and the effects of the long rainy season and cool summer. By channel, sales at drugstore chains increased, while sales at large supermarket chains trended downward and sales at convenience stores and home improvement centers were essentially unchanged. Kao conducted integrated marketing and sales activities for each chain and area, and worked to invigorate the market by introducing new and improved products. The decline in market prices and the increase in marketing expenses exerted a negative effect on profits, which decreased slightly despite the Company's efforts to reduce costs and raise efficiency.

Sales Composition of Consumer Products

	Billions of yen		
Six months ended September 30	**2003**	2002	% change
Personal Care	**84.7**	84.5	0.3
Fabric and Home Care	**122.4**	126.8	(3.5)
Feminine Care, Baby Care and Others	**46.8**	41.8	11.8
Total	**254.0**	253.2	0.3

In the personal care products market, sales volume showed little growth, leading to a further increase in competition and decline in sales prices.

In spring 2003, Kao added to its line of *Bioré* facial cleansers with *Bioré Perfect Oil* makeup remover, which can be used even with wet hands or face, and introduced an improved version of *Bioré u* body cleanser. These products were well received by consumers, and contributed to growth in sales. In the shampoo, conditioner and treatment category, the Company launched an improved version of *Essential*, and added new items to the *Blaune Aroma Hair Color* line in the highly popular hair coloring category, but declining market prices and sluggish growth in sales volume resulted in a decrease in sales. In men's cosmetic products, the launch of *Success Flavacyte* and *Success Stylish Color* supported sales expansion.

As a result, sales of personal care products increased 0.3% compared with the previous interim period.

Principal new products:
Bioré Perfect Oil makeup remover
Success Flavacyte medicated hair restoration tonic
Clear Clean Plus Whitening toothpaste

The fabric and home care products market is gradually contracting in the deflationary environment, and market competition continued to intensify.
Under these conditions, in the laundry detergent category, Kao introduced *Attack with Bleach*, an antibacterial product that can remove food stains and other tough dirt. However, a decline in selling prices due to competition and the effects of an unusually cool summer and long rainy season resulted in a decrease in sales. Sales of fabric softeners also declined due to the effects of the unfavorable weather and falling prices. However, the Company began marketing *Allerclean* home hygiene spray for easy removal of minute dust particles and waste generated by mites, which are hard to eliminate in daily cleaning. This product was well received by consumers, and is creating a new market. Paper cleaning products for North America and Europe, which sold strongly in the previous year, were switched to local production and contributed to royalty income.

As a result, sales of fabric and home care products in Japan decreased 3.5% from the previous interim period.

Principal new products:
Attach with Bleach laundry detergent
Allerclean home hygiene spray
Toilet Magiclean Power Liquid toilet bowl cleaner

In the area of feminine care and baby care products, the Company worked to raise brand value and improve products in the disposable baby diaper category by improving basic product performance. However, sales prices in the market dropped further, and competition intensified. Consequently, sales declined substantially compared with the previous interim period. Sales of *Laurier* sanitary napkins and *Relief* adult incontinence products increased.

Sales of the *Econa Healthy* cooking oil series, which maintains a high share of the market for healthy cooking oil, continued to grow strongly, both for personal use and for gifts. *Healthya Green Tea,* a tea beverage launched at the end of May, received support from consumers concerned about body fat, and sold well after its market debut, contributing significantly to the increase in sales.

As a result, sales of feminine care, baby care and other products increased 11.8% compared with the previous interim period.

Principal new products:
Laurier Active Guard Light Style sanitary napkins
Relief Overnight Pads incontinence products
Healthya Green Tea

Asia and Oceania

In Asian markets, because of the increasing consolidation of sales at large chain stores, acquiring a leading position in each category is critical. For this reason, Kao has continued to focus its management resources on core brands. *Feather* hair care products, *Magiclean* home care products, and *Merries* baby care products struggled in a highly competitive market, but *Bioré* skin care products, *Sifoné* hair care products, *Attack* and *Haiter* fabric and home care products, and *Laurier* feminine care products performed well.

In addition, Kao decided to establish a new plant in the suburbs of Bangkok, Thailand to optimize its production network in Thailand and the ASEAN region. This new plant will begin operations starting in 2005. In China, the marketing division of Kao Corporation Shanghai was separated and established as a marketing company in spring 2003. This company will enhance Kao's marketing capabilities as well as strengthen cooperation with Kao Transfar (Hangzhou) Co., Ltd., which was established last year to support expansion of sales in China.

Although sales in ASEAN countries grew steadily, sales in Taiwan and some other countries were lower than in the previous year due to the impact from the SARS outbreak and a highly competitive market environment. As a result, total sales in Asia declined.

2) North America and Europe

Conditions remained severe in the markets of North America and Europe. Sales of existing brands declined at both The Andrew Jergens Company of the U.S. and KPSS-Kao Professional Salon Services GmbH (formerly Goldwell GmbH). On the other hand, the *John Frieda* premium hair care business acquired by The Andrew Jergens Company in September 2002 has achieved growth significantly higher than initial projections. The KMS business of hair care products for salons, which was acquired by KPSS, also expanded steadily. Guhl Ikebana GmbH, which handles premium hair care products in Germany, increased sales of the *Brilliant* brand, which was improved last year. As a result, sales in North America and Europe during the interim period grew substantially. The Company will promote management consolidation, including organizational consolidation, to generate synergy between the *John Frieda* and *Guhl* brands.

Prestige Cosmetics Business

The cosmetics market continued to be essentially flat in terms of both volume and sales. In these conditions, Kao's prestige cosmetics sales increased 0.6%, to 38.3 billion yen. Kao continued to conduct energetic marketing and sales promotion efforts for *est*, a brand sold exclusively at department stores, and maintained healthy sales growth. Sales of basic skin care products, in particular *Rise*, which went on the market in 2002, grew strongly. In addition, Kao expanded its *Raycious* series of oil- and perspiration-resistant foundation cosmetics. Operating income in the prestige cosmetics business increased by 1.4 billion yen to 4.0 billion yen over the previous interim period due to factors such as more efficient application of expenses.

Principal new products:
Rise UV Cut - Milk, Cream
Raycious Ray Crush face powder
Raycious Flat Polish foundation

Chemical Products Business

In Japan, production showed signs of a rebound due to a decrease in inventories, as expansion in exports fueled a recovery in market conditions. However, the manufacturing sector in general showed little strength, and there were uncertainties in the prospects for the U.S. economy, which has been the growth engine of the global economy. In this environment, Kao worked to expand its business in the core fields of fatty alcohols, surfactants and specialty chemicals. In Japan, an industry slowdown continued to affect existing products, but sales of newly developed products grew steadily. Main areas of growth during the period included the fatty alcohol business, for which the Company expanded production capacity in 2002. In Japan, North America and Europe, specialty chemicals performed well, including toner and toner binder products for copiers and printers as well as fragrances and aroma chemicals. As a result, sales totaled 89.9 billion yen, a growth rate of 4.5%, or 4.1% excluding the effect of translation rate changes. Operating income increased due to cost reductions and more efficient use of expenses in Japan, but was reduced by factors such as higher raw material costs overseas, resulting in an overall decrease of 0.9 billion yen from the previous interim period to 9.4 billion yen.

1) Japan

Positive signs were seen in the automobile and related industries and some material industries such as steel, but production continued to be weak in industries that rely on domestic demand. As a result, there was no indication of a recovery.

Under these conditions, Kao made further efforts to expand sales of products with unique features and newly developed products. In businesses related to chemical products, sales of plastics additives that meet customers' export needs expanded steadily, while sales and exports of toner and toner binder products showed solid growth. In the industrial materials business, sales of cleaners for semiconductors and other electronic components expanded strongly. Sales of a pigment auxiliary for color inkjet printer ink, which went on the market in 2002, were favorable, reflecting high regard for the product's features. In addition, sales and exports of slurries for use in polishing hard disks increased substantially as Kao worked to swiftly meet customer needs. As a result, sales increased compared with the same period in the previous year.

2) Asia

After expanding fatty alcohol production capacity in Malaysia in 2002, Kao worked on a global basis to promote sales, which increased sharply. Sales of high-performance concrete additives rose steadily in China, where massive construction projects are generating brisk demand, as well as in Taiwan and countries elsewhere in Asia. As a result, sales exceeded the level of the same period in the previous year.

3) North America and Europe

Sales increased in the business of toners and toner binder products for copiers and printers, as Kao fortified its global business infrastructure in Japan, North America and Europe. In the aroma chemicals business, in which several Kao products hold the top global market share, the Company worked to promote sales of new products, and sales expanded steadily. The aroma chemicals and fragrance compound business acquired from a German chemical manufacturer in spring 2003 also contributed to the sales increase in this segment. As a result, overall sales increased over the same period in the previous year.

The translation rates used to calculate income and expenses for consolidated subsidiaries and other companies outside Japan for the interim period were one U.S. dollar to 119.13 yen, one euro to 132.69 yen, and one New Taiwan dollar to 3.43 yen.

2. Forecast for the Fiscal Year Ending March 31, 2004

(1) Forecast of Results for the Fiscal Year

In the domestic economy, corporate profits are expected to maintain a firm footing for growth, and capital investment is trending toward an upturn. However, a full-scale recovery in the employment situation and consumer spending is likely to remain elusive. Consumer prices are also expected to continue falling slightly, and overall demand in Kao's industry is expected to show no growth in terms of volume, and continue declining slightly in terms of value. In addition, great uncertainty will continue to persist in the U.S. economy, despite a trend toward a rebound in consumer spending.

Under these conditions, in the consumer products business, Kao will strengthen its product development capabilities, the starting point of manufacturing, and will focus its resources on aggressive marketing and sales promotion activities to further strengthen core brands. Through these measures, Kao will work to stimulate the sluggish domestic market and expand sales. In Asia, Kao Corporation Shanghai and Kao Transfar (Hangzhou) Co., Ltd., which was established last year, will conduct energetic marketing in cooperation with a marketing company established in spring 2003 in Shanghai to support further development and sales growth in the huge, high-potential Chinese market. In the ASEAN region, Kao will expand the successful model of products developed under the supervision of Kao Consumer Products (Southeast Asia) Co., Ltd. in Thailand to other countries. In the consumer products market in North America and Europe, Kao will focus on steady development of the *John Frieda* brand. In the prestige cosmetics business, Kao will work to further raise brand value and reinforce its business foundation by introducing distinctive new products. In the chemical products market, although positive signs are appearing in export-related industries and some other customer industries, an overall recovery in market conditions is not expected, and sales in existing fields are forecasted to remain flat. However, the Company will focus on expanding sales of products with unique features and newly developed products. Overseas, the Company forecasts an increase in sales over the previous fiscal year, owing to higher sales of fatty alcohols and specialty chemicals including toners and toner binder products for copiers and printers, as well as contributions from the aroma chemical business in Spain.

As a result of the above, Kao projects that net sales for the fiscal year will increase 4.0%, or 34.7 billion yen, to 900.0 billion yen, and that operating income will rise 3.6% to 119.0 billion

yen. Ordinary income is expected to rise 2.1% to 120.0 billion yen, and net income is forecasted to increase 2.5% to 64.0 billion yen. The Company anticipates an increase in marketing and other expenses, as well as amortization expense of goodwill and trademarks associated with the acquisition of John Frieda Professional Hair Care, Inc. and aroma chemical businesses. The cost of raw materials for fatty alcohols and other products is also projected to rise. Therefore, the Company will make efforts to secure profits by implementing further cost cutting measures not only in Japan, but also overseas.

Assuming achievement of the projected profit figures, the Company expects to pay a year-end dividend of 16 yen per share, as planned. Combined with the interim dividend, this will bring total dividends for the year to 32 yen per share, an increase of 2 yen over the previous fiscal year.

Kao will continue working to meet its medium-term EVA improvement targets through efforts to increase profits and improve capital efficiency.

(2) Underlying Assumptions of the Forecasts for the Fiscal Year Ending March 31, 2004

The above forecasts were made assuming translation rates of one U.S. dollar to 116.0 yen, one euro to 131.0 yen, and one New Taiwan dollar to 3.4 yen.

3. Financial Condition

(1) Summarized Consolidated Cash Flows (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
Six months ended September 30	**2003**	2002	Incr./(Dcr.)	**2003**
Net cash provided by operating activities	**52.0**	66.7	(14.7)	**467.5**
Net cash used in investing activities	**(13.5)**	(74.8)	61.2	**(121.6)**
Net cash used in financing activities	**(41.9)**	(46.7)	4.8	**(367.7)**
Translation adjustments	**0.5**	(1.8)	2.3	**4.8**
Net increase (decrease)	**(2.8)**	(56.5)	53.6	**(26.0)**
Cash and cash equivalents	**75.4**	69.3	6.1	**680.3**
Total debt	**53.8**	52.4	1.3	**483.8**

Net cash provided by operating activities decreased 14.7 billion yen compared with the same period of the previous fiscal year to 52.0 billion yen. The change was mainly due to a negative effect on cash flow of a decrease in liability for retirement benefits as a result of an increase in cash contributions to the employees' pension fund, which had a positive effect in the same period of the previous year. Income before income taxes and minority interests declined by 0.9 billion yen from the same period in the previous year to 59.5 billion yen. Depreciation and amortization was 27.3 billion yen, almost the same level as the same period last year. Income taxes paid increased 1.4 billion yen to 29.1 billion yen.

Net cash used in investing activities decreased 61.2 billion yen compared with the same period of the previous fiscal year to 13.5 billion yen. This decrease was mainly the result of the previous year's acquisition of John Frieda Professional Hair Care, Inc. including its

trademarks. The Company also invested in production facilities for new products in Japan and overseas, as well as expansion of distribution facilities and the installation of a new information system. Proceeds from sales of property, plant and equipment due to consolidation of distribution sites and other facilities totaled 2.2 billion yen. In May 2003, the Company acquired a fragrance and specialty chemicals business in Europe.

Net cash used in financing activities decreased 4.8 billion yen compared with the same period of the previous fiscal year to 41.9 billion yen. Free cash flow, which equals net cash provided by operating activities minus net cash used in investing activities, was 38.4 billion yen. The Company purchased treasury stock in the amount of 36.9 billion yen, following the purchases of the previous fiscal year, and paid cash dividends totaling 9.5 billion yen.

As a result of these activities, the balance of cash and cash equivalents at the end of the interim period was 75.4 billion yen, a decrease of 0.1 billion yen from the end of the previous fiscal year.

(2) Forecast for the Fiscal Year ending March 31, 2004

In net cash provided by operating activities, income before income taxes and minority interests is expected to increase slightly despite a severe operating environment. Depreciation and amortization is projected to be 55.0 billion yen.

Net cash used in investing activities is expected to decrease substantially due to the absence of the expenses related to the acquisition of John Frieda Professional Hair Care, Inc. in the previous fiscal year. Purchases of property, plant and equipment are expected to increase both in Japan and overseas as a result of investments in capacity expansion and streamlining, as well as additions to research facilities.

In net cash used in financing activities, a proposal to purchase the Company's stock, up to a maximum of 20 million shares and 50.0 billion yen in value, was approved at the General Meeting of Shareholders held on June 27, 2003. The purpose of the repurchase is to improve capital efficiency, increase returns to shareholders and allow the execution of timely and flexible capital policy measures. At the end of the interim period, the Company had repurchased 10 million shares at a cost of 22.7 billion yen. The Company plans to continue repurchasing its own shares in a flexible manner, taking into account business investment projects and other factors. Kao plans to increase the interim cash dividend by 1 yen per share compared with the previous year-end dividend. Interest-bearing debt is projected to be approximately 54.0 billion yen at the end of the fiscal year.

As a result of the above, the balance of cash and cash equivalents at the end of the fiscal year is forecast to increase from the previous fiscal year end to approximately 100.0 billion yen.

Kao Corporation

News Release October 22, 2003

4. Cash Flow Indices

	Six months ended September 30, 2003	Year ended March 31 2003	2002	2001	2000
Shareholders' equity/Total assets (%)	**57.7**	57.9	59.5	59.1	63.3
Market capitalization/Total assets (%)	**181.0**	186.0	186.0	245.6	259.7
Interest-bearing debt/Operating cash flow (years)	**-**	0.4	0.5	0.6	0.5
Operating cash flow/Interest paid (times)	**75.4**	85.8	72.2	54.7	72.4

Notes:

1. All indices are computed based on consolidated data.

2. Market capitalization equals the stock price at the end of the period multiplied by the number of shares outstanding at the end of the period (excluding treasury stock).

3. Operating cash flow is stated in the consolidated statements of cash flows. Interest-bearing debt is all debt included in the consolidated balance sheets on which interest is paid.

4. Interest bearing debt/Operating cash flow is not calculated for the interim period.

For further information, please contact:
Katsuya Fujii
Vice President
Investor Relations
Tel: 81-3-3660-7101 / Fax: 81-3-3660-8978
E-mail: ir@kao.co.jp

Exhibit A-4

October 23, 2003

Kanebo and Kao Agree 'in Principle' to Consolidate Their Respective Cosmetics Businesses

Kanebo, Ltd.
Kao Corporation

Kanebo, Ltd., (Chairman and President, Takashi Hoashi) and Kao Corporation (President and CEO, Takuya Goto) have reached an agreement 'in principle' to consolidate the two companies' cosmetics businesses. The agreement announced today does not extend to any line of business beyond cosmetics.

The objectives of this business consolidation and the direction of the subsequent development of these activities are explained in the following paragraphs and outlines of Kanebo and Kao and their respective cosmetic businesses are contained in attachment to this news release. The two companies will continue discussions regarding the details of the consolidation and are scheduled to sign a definitive agreement by the end of the year.

1.Objectives of the Business Consolidation

By consolidating the corporate resources and know-how of the two companies, including R&D capabilities, marketing and sales strengths, and distribution networks, Kanebo and Kao plan to enhance their capabilities for offering products that contribute to 'Beauty', while increasing the value of their brands. With this consolidation, the two companies have set the objective of becoming the leading cosmetics company in Japan.

In addition, Kanebo and Kao will accelerate the development of their activities overseas in Asia, Europe, the United States, and elsewhere to establish a strong position as a global cosmetics company.

2.Planned Course of Business Consolidation

Prior to the end of March 2004, Kanebo will split off its cosmetics divisions, including related subsidiaries, into a new company formed for this purpose. At the same time, Kao will purchase a 49% equity stake in the new company, and Kanebo and Kao will manage the company in the spirit as equal partners.

With a target date of the end of March 2007, Kao will split off its cosmetics divisions, including related subsidiaries, and merge them with the previously mentioned new company. The final details of the joining of Kao's cosmetics business with the new company have not yet been decided, but, following the combination, the new company will be reorganized into two portions, namely manufacturing and sales. Kanebo and Kao will conduct further discussions, giving consideration to converting the manufacturing portion into Kao's consolidated subsidiary and the sales portion into Kanebo's.

The new company will benefit from the respective strengths of Kanebo and Kao and will aim to realize synergies in brand strategy, product development, manufacturing, sales, logistics, and overseas business development. Backed by these strengths, the new company will endeavor to become a top-class cosmetics company offering high-value-added products in global markets.

3.Outlines of the Two Companies and Their Respective Cosmetics Businesses

The key features of the cosmetics businesses of Kanebo and Kao are shown in the attachments to this press release.

For further information, please contact:

Kanebo, Ltd.: Public Relations
Telephone: 03-5446-3042

Kao Corporation: Public Relations Department
Telephone: 03-3660-7041 and 7042

Reference data:

Outline of Kanebo, Ltd.

1. Company name: Kanebo, Ltd.
2. Head office address: 20-20, Kaigan 3-chome, Minato-ku, Tokyo
3. Date of establishment: May 6, 1887
4. Representative: Takashi Hoashi, Chairman and President
5. Capital: ¥31,341 million
6. Number of employees: 14,141 (as of March 31, 2003, on a consolidated basis)

Outline of Kanebo's Cosmetics Business

1. Date of commencement of activities: Kanebo Cosmetics Co., Ltd., established in 1961
2. Lines of business: Manufacturing and sale of a range of cosmetic products (foundation and other makeup, hair care products), medicated cosmetics, and other products
3. Sales: ¥211,211 million (Consolidated results for the fiscal year ended March 31, 2003)
4. Operating profit: ¥32,173 million (Consolidated results for the fiscal year ended March 31, 2003)
5. Number of employees: 9,300 (as of March 31, 2003, consolidated)
6. Subsidiaries and associated companies in the cosmetics business:
   Domestic sales: Eleven companies, including Kanebo Cosmetics Hokkaido Sales Co., Ltd.
   Domestic operations: Five companies, including Kanebo Cosmette Co., Ltd.
   Overseas operations: Fourteen companies, including Kanebo Cosmetics (Europe) Ltd.
7. Principal brands: ***Kanebo (BLANCHIR, FAIRCREA, DEW, RAPHAIE, REVUE, T'ESTIMO, TWANY, HF, Freshel, Liftulle, VITAROSSO, KATE, Media, VALCAN), LISSAGE, RMK***

Outline of Kao Corporation

1. Company name: Kao Corporation
2. Head office address: 14-10, Nihonbashi Kayabacho 1-chome, Chuo-ku, Tokyo
3. Date of establishment: June 19, 1887
4. Representative: Takuya Goto, President and CEO
5. Capital: ¥85,424 million
6. Number of employees: 19,807 (as of March 31, 2003 on a consolidated basis)

Outline of Kao's Cosmetics Business (Sofina)

1. Date of commencement of activities: 1982
2. Lines of business: Manufacturing and sale of a range of cosmetic products (skin care and other makeup), medicated cosmetics, and other products
3. Sales: ¥75,832 million (Consolidated results for the fiscal year ended March 31, 2003)
4. Operating profit: ¥5,274 million (Consolidated results for fiscal year ended March 31, 2003)
5. Number of employees: 3,297 (as of March 31, 2003, consolidated)
6. Subsidiaries and associated companies in the cosmetics business:
   Domestic sales: Kao Cosmetics Sales Co., Ltd. (one company)
   Overseas operations: Please note that Kao Corporation is also engaged in sales of cosmetics in Hong Kong and Taiwan through its subsidiaries.
7. Principal brands: ***Sofina (Very Very, Rise, Vital Rich, Grace Sofina, Deep Science, Fine-Fit, Raycious), Aube, Est***

Exhibit A-5

December 22, 2003

Kanebo and Kao's Tentative Schedule to Announce Formal Agreement to Consolidate Respective Cosmetics Businesses is Announced

Kanebo, Ltd.
Kao Corporation

Kanebo, Ltd. (Chairman and President, Takashi Hoashi), and Kao Corporation (President and CEO, Takuya Goto) have announced that agreement to consolidate the two companies' cosmetics businesses will be postponed. The formal agreement for this consolidation, originally disclosed by the two companies in a joint announcement on October 23, 2003, was set to be implemented within this year, however finalizing the conditions of the agreement will require more time.

Both Kanebo and Kao are committed to continuing joint discussions with the goal of developing a firm contract. Signing of the contract is tentatively scheduled for January 2004, but an announcement will be made as soon as agreement has been reached.

For further information, please contact:

Kanebo, Ltd.: Public Relations Department
Telephone: 03-5446-3042

Kao Corporation: Public Relations Department
Telephone: 03-3660-7041 and 7042

Exhibit A-6

Kao Corporation

News Release January 22, 2004

Summary of Consolidated Business Results for the Nine Months Ended December 31, 2003

Tokyo, January 22, 2004 — Kao Corporation today announced consolidated business results for the nine months ended December 31, 2003, the third quarter of the year ending March 31, 2004. The following summary of the business results that Kao submitted to the Tokyo Stock Exchange is unaudited and for reference only.

Ticker code: 4452

Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	Nine months ended December 31				Fiscal 2002, ended March 31, 2003
	2003	2002	Change	2003	
	Yen		%	U.S. dollars	Yen
Net sales	**697,111**	669,587	4.1	**6,507.2**	865,247
Operating income	**107,066**	104,322	2.6	**999.4**	114,914
Ordinary income	**109,524**	106,219	3.1	**1,022.3**	117,487
Net income	**60,115**	60,645	(0.9)	**561.1**	62,462
Total assets	**716,081**	751,415	(4.7)	**6,684.2**	720,849
Total shareholders' equity	**419,047**	440,137	(4.8)	**3,911.6**	417,030
Shareholders' equity/total assets	**58.5%**	58.6%	-	**58.5%**	57.9%
Shareholders' equity per share (Yen/US$)	**770.86**	772.91	(0.3)	**7.20**	744.56
Net income per share (Yen/US$)	**109.46**	104.42	4.8	**1.02**	108.05
Net income per share, diluted (Yen/US$)	**104.75**	100.08	4.7	**0.98**	103.69
Net cash provided by operating activities	**71,792**	-		**670.1**	134,179
Net cash used in investing activities	**(21,707)**	-		**(202.6)**	(77,568)
Net cash used in financing activities	**(49,452)**	-		**(461.6)**	(104,186)
Cash and cash equivalents, end of term	**77,096**	-		**719.6**	75,684

Notes:

1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods.*
2. *U.S. dollar amounts represent translations using the approximate exchange rate on December 31, 2003, of yen 107.13=US$1,and are included solely for the convenience of readers.*
3. *Consolidated statements of cash flows for the nine months of fiscal year 2002 are not available.*
4. *Yen amounts are rounded down to the nearest million.*

Kao Corporation

News Release January 22, 2004

Forecast of Consolidated Results for the Year Ending March 31, 2004

(Millions of yen, millions of U.S. dollars, except per share data)

	Year ending March 31, 2004	
	Yen	U.S. dollars
Net sales	900,000	8,401.0
Ordinary income	120,000	1,120.1
Net income	64,000	597.4
Net income per share (Yen/US$)	116.62	1.09

Forecast of Non-consolidated Results for the Year Ending March 31, 2004

(Millions of yen, millions of U.S. dollars, except per share data)

	Year ending March 31, 2004	
	Yen	U.S. dollars
Net sales	660,000	6,160.7
Ordinary income	104,000	970.8
Net income	60,000	560.1
Net income per share (Yen/US$)	109.32	1.02

Notes:

1. *Net income per share is computed based on the weighted average number of shares outstanding during the fiscal year.*
2. *U.S. dollar amounts represent translations using the approximate exchange rate on December 31, 2003, of yen 107.13=US$1, and are included solely for the convenience of readers.*

Forward-Looking Statements

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

For further information, please contact:
Katsuya Fujii
Vice President
Investor Relations
Tel: 81-3-3660-7101 / Fax: 81-3-3660-8978
E-mail: ir@kao.co.jp

Kao Corporation

News Release January 22, 2004

Summary of Consolidated Business Results for the Nine Months Ended December 31, 2003

Business Results

Consolidated net sales for the nine months ended December 31, 2003, the third quarter of the year ending March 31, 2004, increased 4.1 percent, or 27.5 billion yen, from the same period a year earlier to 697.1 billion yen. The appreciation of the yen exerted a negative effect on overseas sales when translated into yen totaling 1.4 billion yen, while in Japan, the economic slump and declining sales prices of consumer products negatively impacted growth. However, new product launches in the domestic consumer products market and acquisitions in the consumer products business in North America and Europe supported sales. Increased expenses for aggressive marketing of new consumer products launched in the Japanese market and higher prices for fatty alcohol raw materials were offset by the increase in net sales and ongoing efforts to reduce costs. Operating income increased 2.7 billion yen to 107.0 billion yen and ordinary income increased 3.3 billion yen to 109.5 billion yen. Net income for the nine-month period decreased 0.5 billion yen to 60.1 billion yen, mainly due to the effect of gain on the return of the substituted portion of the employee pension fund in the same period a year earlier. These results are all in line with the forecast announced on October 22, 2003.

Summary of Information by Business Segment
Consumer Products Business

Segment sales increased 3.5 percent from the same period a year earlier to 520.8 billion yen. Excluding the negative currency translation effect on overseas sales due to the appreciation of the yen, segment sales would have increased 3.9 percent. Sales in Japan increased 4.4 billion yen from the same period a year earlier. Overseas sales increased 12.5 billion yen from the same period a year earlier because the benefit of acquisitions compensated for the negative effect of 2.2 billion yen in translating overseas sales into yen.

1. Japan

Sales in Japan increased 1.1 percent from the same period a year earlier to 402.5 billion yen. Retail prices continued to decrease, while consumer spending remained weak. By sales channel, drugstore sales increased, while sales at general merchandise stores (GMS) and supermarkets continued to perform poorly. Sales at convenience stores and home improvement stores increased marginally. Kao's marketing and sales divisions continued to work in close cooperation to promote aggressive marketing activities for each store chain and region.

Personal Care Products: Sales of new *Asience* shampoo, conditioner and hair treatment, launched this fall, were favorable. In addition, *Bioré Perfect Oil* makeup remover, *Bioré Mild-Acid UV Cut*

sunscreen lotion and other products launched in spring 2003 continued to post solid sales. Segment sales increased 3.0 percent from the same period a year earlier to 132.1 billion yen.

Fabric and Home Care: Kao's efforts to energize the market included the introduction of new *Attack with Bleach* laundry detergent to fortify the *Attack* brand and the launch of *Allerclean* home hygiene spray. However, the laundry finishing category, including fabric softeners, was impacted by lower retail prices. Sales fell 3.5 percent from the same period a year earlier to 194.7 billion yen.

Feminine Care, Baby Care and Others: Sales increased 11.5 percent from the same period a year earlier to 75.5 billion yen. In the Feminine and Baby Care category, the *Laurier* sanitary napkin brand continued to perform well. Sales of *Relief* brand adult incontinence products were also solid. However, in the disposable baby diaper category, Kao made improvements to strengthen the *Merries* brand, but severe competition caused sales to decline substantially. Sales have been gradually recovering since a change in marketing strategy in the fall. In the Health Care (Functional Food) category, sales of the *Econa* lineup of healthy functional cooking oils and related products continued to expand strongly. In September, *Econa Healthy Mayonnaise* received approval from the Ministry of Health, Labour and Welfare for labeling as a Food for Specified Health Use. In addition, sales of *Healthya Green Tea,* which was well received as a bottled tea that is suitable for people concerned about body fat, were expanded to convenience stores in the Tokai, Hokuriku and Kinki regions in December.

2. Overseas

In Asia, the skin care product *Bioré Bright White,* which was launched in ASEAN countries, and *Attack* in China and Hong Kong, performed well. However, sales of *Feather* shampoo and *Attack* in Thailand, which had been solid in the previous year, were weak, and the overall market was soft due to the effect of SARS in Hong Kong and Taiwan. Sales decreased 4.9 percent from the same period a year earlier to 46.0 billion yen. In North America and Europe, sales increased 24.2 percent from the same period a year earlier to 76.2 billion yen on the strength of factors including the solid performance of John Frieda Professional Hair Care, Inc., which Kao acquired in September 2002.

Prestige Cosmetics Business

In the cosmetics market, sales of low-priced cosmetics increased, while sales of high-priced prestige cosmetics were stagnant. However, improvements made to *Very Very, Rise, Vital Rich and Grace Sofina* basic care products and *Raycious* foundation strengthened their marketability. Kao received a favorable response to its ongoing marketing to attract new customers for the *est* line of cosmetics, which are sold exclusively through department stores. Sales increased 2.3 percent from the same period a year earlier to 60.4 billion yen.

Chemical Products Business

Sales increased 6.5 percent from the same period a year earlier to 136.8 billion yen. Excluding the currency translation effect on overseas sales, segment sales would have increased 5.8 percent.

1. Japan

In the markets for existing oleochemicals and industrial-use chemical products, stagnant conditions among customer industries led to a decrease in sales from the same period in the previous year. Newly developed pigment auxiliary for color inkjet printer ink sold strongly, bolstered by enthusiastic customer response to its outstanding product features. Sales of slurries for use in polishing hard disks also expanded substantially because they quickly met customer needs. In the specialty chemical business, sales of color toner increased in tandem with the growth of color printers. Sales increased 1.5 percent from the same period a year earlier to 78.1 billion yen.

2. Overseas

Efforts to increase sales of fatty alcohols in North America and Europe following the expansion of production capacity in Malaysia supported substantial sales growth. Sales of superplasticizers for raw concrete expanded in high-growth Asian countries, led by China. In the toner and toner binder business, which is based in Japan, the United States and Spain, sales growth was firm and Kao increased production capacity to further reinforce its global infrastructure. The scale of aroma chemical sales grew, supported by expansion of the product line with the May 2003 acquisition of business from a German chemical manufacturer. Sales increased 13.8 percent from the same period a year earlier to 74.8 billion yen.

Financial Condition

As of December 31, 2003, total assets were 716.0 billion yen, a decrease of 4.7 billion yen compared to the end of the previous fiscal year on March 31, 2003. Shareholders' equity increased 2.0 billion yen compared to March 31, 2003 to 419.0 billion yen. The shareholders' equity ratio increased from 57.9 percent to 58.5 percent.

In cash flows, operating activities included income before income taxes and minority interests of 107.2 billion yen and depreciation and amortization totaling 41.3 billion yen, while income taxes paid were 51.6 billion yen, and investing activities included 35.5 billion yen in payments for purchase of tangible and intangible assets. In financing activities, Kao repurchased shares of the company's stock valued at 37.0 billion yen and paid dividends totaling 16.8 billion yen to raise returns to shareholders and capital efficiency. As a result, the balance of cash and cash equivalents at the end of the third

quarter was 77.0 billion yen, 1.4 billion yen more than the balance at the end of the previous fiscal year.

Forecast for the Fiscal Year Ending March 31, 2004

The operating environment remains challenging due to factors including the continuing deflationary environment in the Japanese consumer products market. Consolidated results for the third quarter were in line with Kao's plan and Kao expects to achieve its performance projections for the year ending March 31, 2004, which were announced with the release of interim results on October 22, 2003. The same is true of projections of non-consolidated results.

Because the cosmetics business consolidation with Kanebo, Ltd. is currently under negotiation, its effects are not included in the forecast.

Consolidated Balance Sheets

January 22, 2004

Millions of yen

	December 31, 2003 (A)	Composition %	March 31, 2003 (B)	Composition %	Inc/(Dec) (A-B)	December 31, 2002	Composition %
Current assets	**295,144**	**41.2**	**276,012**	**38.3**	**19,131**	**298,205**	**39.7**
Cash and time deposits	58,471		36,245		22,225	43,849	
Notes and accounts receivable - trade	126,145		94,939		31,205	123,326	
Short-term investments	18,870		46,298		(27,428)	30,166	
Inventories	68,966		70,923		(1,957)	70,089	
Other	22,690		27,605		(4,914)	30,772	
Fixed assets	**420,822**	**58.8**	**444,702**	**61.7**	**(23,880)**	**453,056**	**60.3**
Tangible assets	262,411		275,420		(13,008)	280,982	
Intangible assets	99,119		104,115		(4,995)	104,999	
Other	59,291		65,167		(5,876)	67,075	
Deferred assets	**114**	**0.0**	**133**	**0.0**	**(19)**	**153**	**0.0**
Total assets	**716,081**	**100.0**	**720,849**	**100.0**	**(4,767)**	**751,415**	**100.0**
Current liabilities	**203,585**	**28.5**	**201,880**	**28.0**	**1,704**	**211,109**	**28.1**
Notes and accounts payable - trade	68,367		60,597		7,769	68,370	
Short-term debt	16,690		13,164		3,526	16,898	
Accrued expenses	66,988		61,045		5,943	61,457	
Other	51,538		67,072		(15,534)	64,382	
Long-term liabilities	**70,272**	**9.8**	**79,370**	**11.0**	**(9,097)**	**76,949**	**10.2**
Long-term debt	35,413		35,606		(193)	35,621	
Liability for employee retirement benefits	25,481		31,506		(6,025)	26,109	
Other	9,378		12,257		(2,878)	15,218	
Total liabilities	**273,858**	**38.3**	**281,250**	**39.0**	**(7,392)**	**288,059**	**38.3**
Minority interests	**23,175**	**3.2**	**22,567**	**3.1**	**607**	**23,218**	**3.1**
Common stock	85,424	11.9	85,424	11.9	-	85,424	11.4
Capital surplus	108,888	15.2	108,888	15.1	-	108,888	14.5
Retained earnings	398,519	55.7	355,805	49.4	42,714	353,998	47.1
Unrealized gain on available-for-sale securities	3,232	0.5	1,710	0.2	1,521	1,786	0.2
Foreign currency translation adjustments	(36,195)	(5.1)	(30,460)	(4.2)	(5,735)	(29,236)	(3.9)
Treasury stock, at cost	(140,821)	(19.7)	(104,338)	(14.5)	(36,483)	(80,725)	(10.7)
Shareholders' equity	**419,047**	**58.5**	**417,030**	**57.9**	**2,016**	**440,137**	**58.6**
Total liabilities, minority interests & shareholders' equity	**716,081**	**100.0**	**720,849**	**100.0**	**(4,767)**	**751,415**	**100.0**

*Yen amounts are rounded down to the nearest million.

Consolidated Statements of Income

Millions of yen

	(A) 9 months/FY2003 Apr - Dec 2003	% to net sales	(B) 9 months/FY2003 Apr - Dec 2002	% to net sales	Inc/(Dec) (A-B)	FY2002 Apr '02 - Mar '03	% to net sales
Net sales	**697,111**	**100.0**	**669,587**	**100.0**	**27,524**	**865,247**	**100.0**
Cost of sales	286,674	41.1	278,434	41.6	8,239	365,591	42.3
Gross profit	**410,437**	**58.9**	**391,153**	**58.4**	**19,284**	**499,655**	**57.7**
Selling, general and administrative expenses	303,371	43.5	286,830	42.8	16,540	384,740	44.4
Operating income	**107,066**	**15.4**	**104,322**	**15.6**	**2,743**	**114,914**	**13.3**
Non-operating income	3,944	0.5	4,212	0.6	(267)	5,597	0.6
Interest and dividend income	853		946		(92)	1,400	
Equity in earnings of nonconsolidated subsidiaries and affiliates	579		1,175		(596)	1,257	
Foreign currency exchange gain	489		-		489	-	
Other	2,021		2,089		(68)	2,939	
Non-operating expenses	1,486	0.2	2,315	0.3	(828)	3,025	0.3
Interest expense	966		1,006		(39)	1,591	
Foreign currency exchange loss	-		765		(765)	800	
Other	520		543		(23)	632	
Ordinary income	**109,524**	**15.7**	**106,219**	**15.9**	**3,304**	**117,487**	**13.6**
Extraordinary profit	2,348	0.4	9,013	1.3	(6,664)	8,993	1.0
Gain on return of substituted portion of employee pension fund	-		8,065		(8,065)	8,065	
Other	2,348		947		1,401	927	
Extraordinary loss	4,633	0.7	4,284	0.6	348	13,908	1.6
Income before income taxes and minority interests	**107,239**	**15.4**	**110,948**	**16.6**	**(3,708)**	**112,571**	**13.0**
Income taxes	44,920	6.5	47,547	7.1	(2,626)	47,647	5.5
Minority interests in earnings of consolidated subsidiaries	2,203	0.3	2,755	0.4	(551)	2,461	0.3
Net income	**60,115**	**8.6**	**60,645**	**9.1**	**(530)**	**62,462**	**7.2**

*Yen amounts are rounded down to the nearest million.

January 22, 2004

[illegible]

[illegible]

	9 months/FY2003 Apr - Dec 2003	FY2002 Apr '02 - Mar '03
Operating activities:		
Income before income taxes and minority interests	107,239	112,571
Adjustments for:		
Depreciation and amortization	41,398	58,310
Interest and dividend income	(853)	(1,400)
Interest expense	966	1,591
Change in trade receivables	(32,924)	11,868
Change in inventories	1,854	(1,309)
Change in trade payables	8,698	(8,869)
Change in liability for retirement benefits	(5,956)	8,327
Other, net	2,471	5,972
Sub-total	122,894	187,061
Interest and cash dividends received	1,484	1,836
Interest paid	(981)	(1,563)
Income taxes paid	(51,604)	(53,155)
Net cash provided by operating activities	**71,792**	**134,179**
Investing activities:		
Purchase of marketable securities and investment securities	(19)	(10,964)
Proceeds from the redemption and sales of marketable securities and investment securities	11,797	37,930
Purchase of property, plant and equipment	(27,886)	(43,319)
Proceeds from sales of property, plant and equipment	4,056	1,116
Increase in intangible assets	(7,647)	(46,185)
Payment for purchase of newly consolidated subsidiaries, net of cash acquired	-	(13,509)
Payment for acquisition of business	(1,584)	-
Increase in long-term loans	(668)	(966)
Other, net	245	(1,671)
Net cash used in investing activities	**(21,707)**	**(77,568)**
Financing activities:		
Change in short-term debt	3,580	(4,225)
Repayments of medium-term notes	-	(2,575)
Purchase of treasury stock	(37,085)	(80,320)
Payments of cash dividends	(15,742)	(16,341)
Payments of cash dividends to minority interests	(1,147)	(723)
Other, net	941	-
Net cash used in financing activities	**(49,452)**	**(104,186)**
Transition adjustments on cash and cash equivalents	**(1,915)**	**(2,656)**
Net increase (decrease) in cash and cash equivalents	**(1,283)**	**(50,232)**
Cash and cash equivalents, beginning of year	**75,684**	**124,921**
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	**2,695**	**995**
Cash and cash equivalents, end of term	**77,096**	**75,684**

Note: Consolidated statements of cash flows for nine months of fiscal year 2002 are not available.

*Yen amounts are rounded down to the nearest million.

Segment Information by Business

Millions of yen

9 months/FY2003

Apr - Dec 2003	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	520,840	60,404	115,866	697,111	-	697,111
Intersegment sales	-	-	20,973	20,973	(20,973)	-
Total	**520,840**	**60,404**	**136,839**	**718,084**	**(20,973)**	**697,111**
Operating income	**82,733**	**8,051**	**16,118**	**106,904**	**162**	**107,066**
% to sales	15.9	13.3	11.8	14.9	-	15.4

9 months/FY2003

Apr - Dec 2002	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	503,245	59,033	107,309	669,587	-	669,587
Intersegment sales	-	-	21,168	21,168	(21,168)	-
Total	**503,245**	**59,033**	**128,478**	**690,756**	**(21,168)**	**669,587**
Operating income	**82,442**	**5,880**	**15,371**	**103,694**	**628**	**104,322**
% to sales	16.4	10.0	12.0	15.0	-	15.6

FY2002

Apr '02 - Mar '03	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	646,413	75,832	143,001	865,247	-	865,247
Intersegment sales	-	-	27,934	27,934	(27,934)	-
Total	**646,413**	**75,832**	**170,935**	**893,181**	**(27,934)**	**865,247**
Operating income	**90,351**	**5,274**	**18,203**	**113,829**	**1,085**	**114,914**
% to sales	14.0	7.0	10.6	12.7	-	13.3

*Yen amounts are rounded down to the nearest million.

Sales Composition

Millions of yen

	9 months/FY2003 Apr - Dec 2003	9 months/FY2003 Apr - Dec 2002	Growth %	FY2002 Apr '02 - Mar '03
Consumer Products				
Personal Care	132,173	128,360	3.0	165,583
Fabric and Home Care	194,790	201,872	(3.5)	248,978
Feminine Care, Baby Care and Others	75,550	67,782	11.5	86,298
Total Japan	402,514	398,015	1.1	500,860
Asia and Oceania	46,069	48,455	(4.9)	64,172
North America and Europe	76,292	61,403	24.2	87,531
Eliminations	(4,035)	(4,628)	-	(6,150)
Total	**520,840**	**503,245**	**3.5**	**646,413**
Prestige Cosmetics	**60,404**	**59,033**	**2.3**	**75,832**
Chemical Products				
Japan	78,148	76,964	1.5	101,909
Asia	31,651	27,160	16.5	38,385
North America and Europe	43,189	38,610	11.9	51,296
Eliminations	(16,149)	(14,257)	-	(20,656)
Total	**136,839**	**128,478**	**6.5**	**170,935**
Total before Corporate/Eliminations	**718,084**	**690,756**	**4.0**	**893,181**
Corporate/Eliminations	(20,973)	(21,168)	-	(27,934)
Consolidated Net Sales	**697,111**	**669,587**	**4.1**	**865,247**

*Yen amounts are rounded down to the nearest million.

Consolidated Balance Sheets

Millions of US$

	December 31, 2003 (A)	Composition %	March 31, 2003 (B)	Composition %	Inc/(Dec) (A-B)	December 31, 2002	Composition %
Current assets	**2,755.0**	**41.2**	**2,576.4**	**38.3**	**178.6**	**2,783.6**	**39.7**
Cash and time deposits	545.8		338.3		207.5	409.3	
Notes and accounts receivable - trade	1,177.5		886.2		291.3	1,151.2	
Short-term investments	176.1		432.2		(256.1)	281.6	
Inventories	643.8		662.0		(18.2)	654.2	
Other	211.8		257.7		(45.9)	287.3	
Fixed assets	**3,928.1**	**58.8**	**4,151.1**	**61.7**	**(223.0)**	**4,229.0**	**60.3**
Tangible assets	2,449.5		2,570.9		(121.4)	2,622.8	
Intangible assets	925.2		971.9		(46.7)	980.1	
Other	553.4		608.3		(54.9)	626.1	
Deferred assets	**1.1**	**0.0**	**1.2**	**0.0**	**(0.1)**	**1.4**	**0.0**
Total assets	**6,684.2**	**100.0**	**6,728.7**	**100.0**	**(44.5)**	**7,014.0**	**100.0**
Current liabilities	**1,900.3**	**28.5**	**1,884.4**	**28.0**	**15.9**	**1,970.6**	**28.1**
Notes and accounts payable - trade	638.2		565.6		72.6	638.2	
Short-term debt	155.8		122.9		32.9	157.7	
Accrued expenses	625.3		569.8		55.5	573.7	
Other	481.0		626.1		(145.1)	601.0	
Long-term liabilities	**656.0**	**9.8**	**740.9**	**11.0**	**(84.9)**	**718.3**	**10.2**
Long-term debt	330.6		332.4		(1.8)	332.5	
Liability for employee retirement benefits	237.9		294.1		(56.2)	243.7	
Other	87.5		114.4		(26.9)	142.1	
Total liabilities	**2,556.3**	**38.3**	**2,625.3**	**39.0**	**(69.0)**	**2,688.9**	**38.3**
Minority interests	**216.3**	**3.2**	**210.7**	**3.1**	**5.6**	**216.7**	**3.1**
Common stock	797.4	11.9	797.4	11.9	-	797.4	11.4
Capital surplus	1,016.4	15.2	1,016.4	15.1	-	1,016.4	14.5
Retained earnings	3,720.0	55.7	3,321.2	49.4	398.8	3,304.4	47.1
Unrealized gain on available-for-sale securities	30.2	0.5	16.0	0.2	14.2	16.7	0.2
Foreign currency translation adjustments	(337.9)	(5.1)	(284.3)	(4.2)	(53.6)	(272.9)	(3.9)
Treasury stock, at cost	(1,314.5)	(19.7)	(974.0)	(14.5)	(340.5)	(753.6)	(10.7)
Shareholders' equity	**3,911.6**	**58.5**	**3,892.7**	**57.9**	**18.9**	**4,108.4**	**58.6**
Total liabilities, minority interests & shareholders' equity	**6,684.2**	**100.0**	**6,728.7**	**100.0**	**(44.5)**	**7,014.0**	**100.0**

*Foreign exchange rate: 107.13 yen=US$1 for reference only

onsolidated Statements of Income

Millions of US$

	(A) 9 months/FY2003 Apr - Dec 2003	% to net sales	(B) 9 months/FY2003 Apr - Dec 2002	% to net sales	Inc/(Dec) (A-B)	FY2002 Apr '02 - Mar '03	% to net sales
et sales	**6,507.2**	**100.0**	**6,250.2**	**100.0**	**257.0**	**8,076.6**	**100.0**
ost of sales	2,676.0	41.1	2,599.0	41.6	77.0	3,412.6	42.3
ross profit	**3,831.2**	**58.9**	**3,651.2**	**58.4**	**180.0**	**4,664.0**	**57.7**
elling, general and administrative expenses	2,831.8	43.5	2,677.4	42.8	154.4	3,591.3	44.4
perating income	**999.4**	**15.4**	**973.8**	**15.6**	**25.6**	**1,072.7**	**13.3**
on-operating income	36.8	0.5	39.3	0.6	(2.5)	52.2	0.6
Interest and dividend income	8.0		8.8		(0.8)	13.1	
Equity in earnings of nonconsolidated subsidiaries and affiliates	5.4		11.0		(5.6)	11.7	
Foreign currency exchange gain	4.6		-		4.6	-	
Other	18.8		19.5		(0.7)	27.4	
on-operating expenses	13.9	0.2	21.6	0.3	(7.7)	28.2	0.3
Interest expense	9.0		9.4		(0.4)	14.9	
Foreign currency exchange loss	-		7.1		(7.1)	7.5	
Other	4.9		5.1		(0.2)	5.8	
rdinary income	**1,022.3**	**15.7**	**991.5**	**15.9**	**30.8**	**1,096.7**	**13.6**
xtraordinary profit	21.9	0.4	84.1	1.3	(62.2)	83.9	1.0
Gain on return of substituted portion of employee pension fund	-		75.3		(75.3)	75.3	
Other	21.9		8.8		13.1	8.6	
xtraordinary loss	43.2	0.7	40.0	0.6	3.2	129.8	1.6
come before income taxes and minority interests	**1,001.0**	**15.4**	**1,035.6**	**16.6**	**(34.6)**	**1,050.8**	**13.0**
Income taxes	419.3	6.5	443.8	7.1	(24.5)	444.8	5.5
Minority interests in earnings of consolidated subsidiaries	20.6	0.3	25.7	0.4	(5.1)	23.0	0.3
et income	**561.1**	**8.6**	**566.1**	**9.1**	**(5.0)**	**583.0**	**7.2**

*Foreign exchange rate: 107.13 yen=US$1 for reference only

January 22, 2004

[illegible]

[illegible]

	9 months/FY2003 Apr - Dec 2003	FY2002 Apr '02 - Mar '03
Operating activities:		
Income before income taxes and minority interests	1,001.0	1,050.8
Adjustments for:		
Depreciation and amortization	386.4	544.3
Interest and dividend income	(8.0)	(13.1)
Interest expense	9.0	14.9
Change in trade receivables	(307.3)	110.8
Change in inventories	17.3	(12.2)
Change in trade payables	81.2	(82.8)
Change in liability for retirement benefits	(55.6)	77.7
Other, net	23.1	55.7
Sub-total	1,147.1	1,746.1
Interest and cash dividends received	13.9	17.1
Interest paid	(9.2)	(14.6)
Income taxes paid	(481.7)	(496.1)
Net cash provided by operating activities	**670.1**	**1,252.5**
Investing activities:		
Purchase of marketable securities and investment securities	(0.2)	(102.3)
Proceeds from the redemption and sales of marketable securities and investment securities	110.1	354.1
Purchase of property, plant and equipment	(260.3)	(404.4)
Proceeds from sales of property, plant and equipment	37.9	10.4
Increase in intangible assets	(71.4)	(431.1)
Payment for purchase of newly consolidated subsidiaries, net of cash acquired	-	(126.1)
Payment for acquisition of business	(14.8)	-
Increase in long-term loans	(6.2)	(9.0)
Other, net	2.3	(15.7)
Net cash used in investing activities	**(202.6)**	**(724.1)**
Financing activities:		
Change in short-term debt	33.4	(39.4)
Repayments of medium-term notes	-	(24.0)
Purchase of treasury stock	(346.2)	(749.8)
Payments of cash dividends	(146.9)	(152.5)
Payments of cash dividends to minority interests	(10.7)	(6.8)
Other, net	8.8	-
Net cash used in financing activities	**(461.6)**	**(972.5)**
Transition adjustments on cash and cash equivalents	**(17.9)**	**(24.8)**
Net increase (decrease) in cash and cash equivalents	**(12.0)**	**(468.9)**
Cash and cash equivalents, beginning of year	**706.4**	**1,166.1**
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	**25.2**	**9.3**
Cash and cash equivalents, end of term	**719.6**	**706.5**

Note: Consolidated statements of cash flows for nine months of fiscal year 2002 are not available.
*Foreign exchange rate: 107.13 yen=US$1 for reference only

Segment Information by Business

Millions of US$

9 months/FY2003 Apr - Dec 2003	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	4,861.8	563.8	1,081.6	6,507.2	-	6,507.2
Intersegment sales	-	-	195.7	195.7	(195.7)	-
Total	**4,861.8**	**563.8**	**1,277.3**	**6,702.9**	**(195.7)**	**6,507.2**
Operating income	**772.3**	**75.2**	**150.4**	**997.9**	**1.5**	**999.4**
% to sales	15.9	13.3	11.8	14.9	-	15.4

9 months/FY2003 Apr - Dec 2002	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	4,697.5	551.0	1,001.7	6,250.2	-	6,250.2
Intersegment sales	-	-	197.6	197.6	(197.6)	-
Total	**4,697.5**	**551.0**	**1,199.3**	**6,447.8**	**(197.6)**	**6,250.2**
Operating income	**769.6**	**54.9**	**143.4**	**967.9**	**5.9**	**973.8**
% to sales	16.4	10.0	12.0	15.0	-	15.6

FY2002 Apr '02 - Mar '03	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	6,033.9	707.9	1,334.8	8,076.6	-	8,076.6
Intersegment sales	-	-	260.8	260.8	(260.8)	-
Total	**6,033.9**	**707.9**	**1,595.6**	**8,337.4**	**(260.8)**	**8,076.6**
Operating income	**843.4**	**49.2**	**169.9**	**1,062.5**	**10.2**	**1,072.7**
% to sales	14.0	7.0	10.6	12.7	-	13.3

*Foreign exchange rate: 107.13 yen=US$1 for reference only

Sales Composition

Millions of US$

	9 months/FY2003 Apr - Dec 2003	9 months/FY2003 Apr - Dec 2002	Growth %	FY2002 Apr '02 - Mar '03
Consumer Products				
Personal Care	1,233.8	1,198.2	3.0	1,545.6
Fabric and Home Care	1,818.3	1,884.4	(3.5)	2,324.1
Feminine Care, Baby Care and Other	705.2	632.7	11.5	805.5
Total Japan	3,757.3	3,715.3	1.1	4,675.2
Asia and Oceania	430.0	452.3	(4.9)	599.0
North America and Europe	712.1	573.2	24.2	817.1
Eliminations	(37.6)	(43.3)	-	(57.4)
Total	**4,861.8**	**4,697.5**	**3.5**	**6,033.9**
Prestige Cosmetics	**563.8**	**551.0**	**2.3**	**707.9**
Chemical Products				
Japan	729.5	718.4	1.5	951.3
Asia	295.4	253.5	16.5	358.3
North America and Europe	403.1	360.4	11.9	478.8
Eliminations	(150.7)	(133.0)	-	(192.8)
Total	**1,277.3**	**1,199.3**	**6.5**	**1,595.6**
Total before Corporate/Eliminations	**6,702.9**	**6,447.8**	**4.0**	**8,337.4**
Corporate/Eliminations	(195.7)	(197.6)	-	(260.8)
Consolidated Net Sales	**6,507.2**	**6,250.2**	**4.1**	**8,076.6**

*Foreign exchange rate: 107.13 yen=US$1 for reference only

Exhibit A-7

January 26, 2004

Kanebo and Kao to Revise Schedule For
Formal Agreement to Consolidate Respective Cosmetics Businesses

Kanebo, Ltd.
Kao Corporation

Kanebo, Ltd. (Chairman and President, Takashi Hoashi), and Kao Corporation (President and CEO, Takuya Goto) have announced that agreement to consolidate the two companies' cosmetics businesses will be postponed until after January 2004. While the two companies are working toward developing a firm contract, finalizing the conditions of the agreement will require more time.

Both Kanebo and Kao will make an announcement as soon as formal agreement has been reached.

For further information, please contact:
Kanebo, Ltd.: Public Relations Department
Telephone: 03-5446-3042

Kao Corporation: Public Relations Department
Telephone: 03-3660-7041 and 7042

Exhibit A-8

January 31, 2004

Update on Change in Scheme to Consolidate Respective Cosmetics Businesses

Kanebo, Ltd.
Kao Corporation

Today there was a newspaper report to the effect that Kanebo, Ltd. will transfer its cosmetics business to Kao Corporation.

Our comment about the actual facts of the matter at this point in time is as follows.

Since last year Kanebo, Ltd. (Chairman and President, Takashi Hoashi) and Kao Corporation (President and CEO, Takuya Goto) have been holding talks aimed at reaching definitive agreement about the consolidation of the respective cosmetics businesses of both companies. Instead of the joint arrangement assumed under the agreement in principle, a process is underway to change the framework of the consolidation to one whereby Kanebo, Ltd. transfers its cosmetics business to Kao Corporation.

While both companies are continuing to exert deliberative efforts toward reaching a definitive agreement, in light of this major change in the scheme and the further reviews underway, reaching agreement on the details of the transfer of the business will require additional time. We will make an announcement of the content of the agreement once the definitive agreement is signed and wish to thank all concerned parties for their understanding in this matter.

For further information please contact:

Kanebo, Ltd.: Public Relations Department
Telephone 03-5446-3042

Kao Corporation: Public Relations Department
Telephone 03-3660-7041～7042

Exhibit A-9

February 16, 2004

Discussions Regarding Transfer of Kanebo's Cosmetics Business Come to an End

Kao Corporation (President and CEO, Takuya Goto) has today received a notification from Kanebo, Ltd. (Chairman and President, Takashi Hoashi), that it wishes, despite the cumulative efforts made to date, to withdraw from negotiations to transfer its cosmetics business. Kao announces that these discussions have come to an end.

We consider this news extremely unfortunate given our conviction that the plan for the transfer of business, which was in its final stages, was the most ideal option for Kanebo's employees, customers, partners, shareholders, and others.

For further information, please contact:
Kao Corporation, Public Relations Department
Telephone: 03-3660-7041 / 7042

Exhibit B

Exhibit B

(English Summary)

To Our Shareholders

Kao Corporation – Interim Business Report

April 1, 2003 – September 30, 2003

Maintaining an "Offensive Posture" to Achieve Further Growth and Development

Interim Financial Results

In the interim period ended September 30, 2003, consolidated net sales rose to ¥446.9 billion, a 2.8% increase from the same period of the previous fiscal year. Excluding a negative currency translation effect of ¥1.5 billion due to the strong yen, the growth rate would have been 3.1%. In Japan, despite the adverse effects of a sluggish market and declining prices, aggressive marketing measures led to a rise in consumer product sales. In our chemical products business, although demand was strong for export products and for newly developed products, a slump in the domestic market affected the business. Overseas, net sales increased 9.3%, supported by the benefit from acquisitions. Consumer products and chemical products businesses acquired last year in the U.S. and Europe performed well, but sales of existing consumer products in the U.S. and Europe were affected by the economic slowdown, and sales of consumer products in Asia were sluggish amid increasing market competition.

Consolidated operating income rose to ¥60.5 billion, a decrease of 1.6% from the previous interim period. Domestically, the company carried out aggressive marketing activities for new products, and rigorously cut costs and controlled expenses more efficiently, which led to a large improvement in the prestige cosmetics business. As a result, operating income in Japan rose by ¥1.3 billion to ¥54.3. In overseas business, higher raw material costs in the chemical products business in Asia and decreased profits from the consumer products business in Asia resulted in a 1.9 billion yen decrease in operating income to 6.3 billion yen.

Consolidated ordinary income was ¥61.9 billion, a drop of 1.1%, from the previous interim period. Consolidated net income also decreased by 4.0% to ¥31.9 billion.

In non-operating income and expenses, equity in earnings of affiliates decreased compared with the same period in the previous fiscal year, but the currency translation effect resulted in a profit, in contrast to a loss in the previous interim period. The company booked a loss from revaluation of land in extraordinary gain and loss; however, net income exceeded the initial forecast.

As planned early this fiscal year, the interim cash dividend will increase from the same period of the previous fiscal year by ¥1.00 per share to ¥16.00 per share.

Future Operational Strategies

In the domestic economy, corporate profits are expected to maintain a firm footing for growth, and capital investment is trending toward an upturn. However, a full -scale recovery of the employment situation and consumer spending is likely to remain elusive. Under these conditions, Kao plans to maintain an "offensive posture" that is aggressive and daring, and will forcefully execute the following strategies:

(1) Expansion of market shares of our core and strategic brands

Faced with slow growth in the Japanese market, Kao intends to strengthen its powerful brands to improve its performance in existing business.

To improve our business performance in this limited market, an increase in market share of the Company's brands is vital. In a strategic and focused manner, we will invest our management resources into improving our existing products, expansion of product lineups, and advertising activities for our core brands that contribute to a large percentage of sales and income.

Kao will consider further M&A activities and strategic business alliances to achieve synergies between the strengths of other parties and our strengths, especially in the area of research and product development.

(2) Develop and Foster the Growth of New Business

Kao will invest management resources into the development of new products designed to create new markets. By expanding its core business platforms, Kao will strive for further development in new business fields such as health care.

For example, though the market for functional cooking oil was very small until we launched *Econa Healthy Cooking Oil* in fiscal 1998, the *Econa* brand succeeded in creating a new market. Sales of the *Econa Healthy cooking oil* series, which maintains a high share of the market for healthy cooking oil, continued to grow strongly, both for personal use and for gifts.

Healthya Green Tea, a tea beverage launched in May 2003, received support from consumers concerned about body fat, and sold well after its market debut, contributing significantly to the increase in sales.

(3) Expand and Strengthen Overseas Business

As for the consumer products business in North America and Europe, the *John Frieda* premium hair care business acquired by The Andrew Jergens Company in September 2002 has achieved growth significantly higher than initial projections. Kao will promote management consolidation, including organizational consolidation, to generate synergy between the *John Frieda* business and Guhl Ikebana GmbH, which handles premium hair care products in Germany.

In the consumer product business in Asia, Kao has continued to focus its management resources on core brands, although market conditions remained severe. In addition, Kao decided to establish a new plant in the suburbs of Bangkok, Thailand to optimize its production network in Thailand and the ASEAN region. In China, the marketing division of Kao Corporation Shanghai was separated and established as a marketing company in the spring of 2003. This company will enhance Kao's marketing capabilities as well as strengthen cooperation with Kao Transfer (Hangzhou) Co., Ltd., which was established last year to support expansion of sales in China.

In the chemical products business, Kao will work to expand its business in the core fields of fatty alcohols, surfactants and specialty chemicals.

Breakdown of Net Sales

For the six months ended September 30, 2003

(unit: billions of yen)

Consumer products	**332.2**	**74.3%**
Japan:		
Personal care products	84.7	
Laundry and cleaning products	122.4	
Sanitary products	46.8	
Total:	254.0	
Asia/Oceania	30.6	
America/Europe	50.3	
Eliminations	(2.7)	
Cosmetics (Sofina)	**38.3**	**8.6%**
Chemical products	**76.3**	**17.1%**
Japan	50.7	
Asia/Oceania	21.6	
America/Europe	28.8	
Eliminations	(24.8)	
Total net sales	**446.9**	**100.0%**

Summary of Financial Results

Consolidated Interim Balance Sheet

(unit: billions of yen)

Assets	As of September 30, 2003	As of March 31, 2003
Current assets	**274.3**	**276.0**
Cash and time deposits	58.5	36.2
Notes and accounts receivable	98.7	94.9
Marketable securities	17.0	46.2
Inventories	72.9	70.9
Other	27.0	27.6
Fixed assets	**434.0**	**444.7**
Property, plant and equipment	**271.3**	**275.4**
Buildings and structures	93.4	93.5
Machinery and equipment	90.0	91.5
Land	65.7	69.3
Other	22.1	21.0
Intangible assets	**103.0**	**104.1**
Trademarks	55.1	58.3
Other	47.8	45.7
Investments and other assets	**59.6**	**65.1**
Deferred assets	**0.1**	**0.1**
Total assets	**708.5**	**720.8**

Total assets decreased by ¥12.2 billion compared to the end of the most recently concluded fiscal year. Current assets decreased mainly due to a decrease in marketable securities, the Company's repurchase of its shares from the market and payment of income tax. Fixed assets decreased mainly due to the loss from revaluation of land etc., although the amount of depreciation and the amount that were newly acquired were mostly balanced.

Consolidated Interim Balance Sheet (cont'd)

(unit: billions of yen)

Liabilities, Minority Interests and Shareholders' Equity	As of September 30, 2003	As of March 31, 2003
Current liabilities	**204.8**	**201.8**
Notes and accounts payable	65.7	60.5
Other payable	19.0	18.0
Accrued expenses	59.7	61.0
Accrued income taxes	22.3	28.8
Other	38.0	33.3
Long-term liabilities	**72.1**	**79.3**
Bonds and long-term debt	35.5	35.6
Other	36.5	43.7
Total liabilities	**277.0**	**281.2**
Minority interests	**22.7**	**22.5**
Common stock	**85.4**	**85.4**
Additional paid-in capital	**108.8**	**108.8**
Retained earnings	**379.1**	**355.8**
Unrealized gain on available-for-sale securities	**3.0**	**1.7**
Foreign currency translation adjustments	**(26.7)**	**(30.4)**
Treasury stock at cost	**(141.0)**	**(104.3)**
Total shareholders' equity	**408.7**	**417.0**
Total liabilities, minority interests and shareholders' equity	**708.5**	**720.8**

Note:
Accumulated depreciation of property, plant and equipment:
As of September 30, 2003: ¥762.5 billion
As of March 31, 2003: ¥755.2 billion

Although accounts payable and other payables increased, liabilities decreased, mainly as a result of decreased accrued income taxes and a decreased liability for employee retirement benefits due to an increase in cash contributions to the employees' pension fund. Shareholders' equity decreased due to such factors as the purchase of treasury stock, but the equity ratio remained high at 57.7%.

Consolidated Interim Income Statement

(unit: billions of yen)

Item	**Six months ended September 30, 2003**	**Six months ended September 30, 2002**
Net sales	**446.9**	**434.9**
Cost of sales	187.3	182.3
Selling, general and administrative expenses	199.0	190.9
Operating income	**60.5**	**61.5**
Other income (expense)	1.4	1.0
Ordinary income	**61.9**	**62.6**
Extraordinary income (expense)	(2.4)	(2.0)
Interim income before income taxes and minority interests	**59.5**	**60.5**
Income taxes	26.5	25.9
Minority interests	1.0	1.3
Interim net income	**31.9**	**33.2**

Note:
Interim net income per share: this interim period: ¥57.87
previous interim period: ¥56.99

- 79 consolidated subsidiaries, 11 subsidiaries and affiliates accounted for by the equity method
- growth rate compared to previous interim period:
  - net sales: 2.8% (3.1% excluding currency translation effect on overseas net sales)
  - operating income: (1.6)%
  - ordinary income: (1.1)%
  - interim net income: (4.0)%
- The proportion of net sales attributable to overseas net sales was 27.4%, a 1.4 percentage points increase compared to the interim period last year.

Net sales increased ¥12 billion supported by the benefit from acquisitions. Operating income decreased ¥0.9 billion in total due to higher raw material costs in the chemical products business in Asia and a decrease of profit from the consumer products business in Asia. Ordinary income and interim net income decreased compared with the same period in the previous fiscal year, but exceeded the initial forecast.

Consolidated Interim Cash Flow Statement

(unit: billions of yen)

Item	Six months ended September 30, 2003	Six months ended September 30, 2002
Net cash provided by operating activities	**52.0**	**66.7**
Interim income before income taxes and minority interests	59.5	60.5
Depreciation and amortization	27.3	27.7
Equity in (earnings) losses of nonconsolidated subsidiaries and affiliates	(0.0)	(0.6)
Change in trade receivables	(1.6)	9.1
Change in inventories	(0.0)	(0.2)
Change in trade payables	3.8	(5.4)
Change in liability for retirement benefits	(3.6)	7.4
Income taxes paid	(29.1)	(27.7)
Other, net	(4.1)	(4.0)
Net cash used in investing activities	**(13.5)**	**(74.8)**
Purchase of property, plant and equipment	(19.9)	(24.3)
Increase in intangible assets	(5.5)	(42.8)
Acquisition of newly consolidated subsidiaries	--	(13.9)
Change in other investments	11.9	6.4
Net cash used in financing activities	**(41.9)**	**(46.7)**
Increase (decrease) in bonds and loans	3.9	(3.0)
Purchase of treasury stock	(36.9)	(35.2)
Payments of cash dividends	(9.5)	(8.4)
Other, net	0.7	--
Translation adjustments on cash and cash equivalents	**0.5**	**(1.8)**
Net (decrease) in cash and cash equivalents	**(2.8)**	**(56.5)**
Cash and cash equivalents, beginning of period	**75.6**	**124.9**
Cash and cash equivalents of newly consolidated subsidiaries, beginning of period	**2.6**	**0.9**
Cash and cash equivalents, end of period	**75.4**	**69.3**

Free cash flow, which equals net cash provided by operating activities minus net cash used in investing activities, was ¥38.4 billion. The company purchased treasury stock in financing activities, following the purchases of the previous fiscal year. As a result , the balance of cash and cash equivalents at the end of the interim period was ¥75.4 billion, a decrease of ¥0.1 billion from the end of the previous fiscal year.

New Products:

- *Asience*: new hair care brand covering shampoo, conditioner and treatment products

Homepage: http://www.kao.co.jp

For Questions Regarding Stock (Transfer Agent):
The Chuo Mitsui Trust and Banking Company, Limited
8-4, Izumi 2-chome
Suginami-ku, Tokyo 168-0063
Japan
Tel: 03-3323-7111 (main)